

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Ms. Judith C. Norstrud
Chief Financial Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

  Re: Dais Analytic Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010
    and September 30, 2010
    File No. 000-53554

Dear Ms. Norstrud:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        John Cash
        Accounting Branch Chief